Exhibit 99.5

Ayr Wellness Reports Second Quarter 2021 Results

•	Q2 Revenue up 222% Y/Y to $91.3 Million, up 56% sequentially

•	Q2 Adjusted EBITDA of $27.4 million on a US GAAP basis, up 225% Y/Y and 49% sequentially

•	US GAAP Operating Loss of $24.9 Million Included Non-Cash, One-Time Expenses, and Non-Operating Adjustments totaling $52.3 Million

•	Increasing 2022 Revenue Target to $800 Million, with $300 Million of AEBITDA Reflecting Substantial Investments in Growth

•	Company Provides 3Q21 Guidance for a targeted $100 Million in Revenue, up Over 211% Y/Y and 10% Q/Q, with Adjusted EBITDA Flat Sequentially Over Q2

•	Announced Three Proposed Acquisitions, Including Levia, the Leading Branded Cannabis Beverage Company, Adding Illinois as Eighth State and Significantly Expanding Cultivation Capacity in Nevada

NEW YORK, August 16, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), is reporting financial results for the three and six months ended June 30, 2021. Unless otherwise noted, all results are presented in U.S. dollars. As of first quarter 2021, the Company is reporting in US GAAP.

Jonathan Sandelman, CEO of Ayr Wellness, said, “In the last 12 months we’ve laid out an ambitious plan for growth – growing our footprint and building our brands on the foundation of being the largest scale producer of high-quality flower in the country. Because everything starts with the plant.”

“I am incredibly pleased to see those plans becoming reality, with Q2’s exceptional 222% year-over-year growth in revenue and 56% growth over last quarter. We are seizing a massive opportunity to position ourselves to be the best cannabis CPG company in the US. Today our brands are in over 280 stores, up 3 times year-over-year, and they aren’t slowing down. We’re seeing increased demand for our products and accelerating growth in our wholesale business. We plan to continue to invest in the growth of Ayr brands nationally – Kynd premium flower, Origyn Extracts, and our most recently announced acquisition of Levia – and the strategic marketing and operational talent behind them,” Mr. Sandelman continued

“As we double down on our success, we have the opportunity to continue to grow our top line at 100%+ rates year-over-year. We are raising our 2022 revenue target to $800 million, and we are reinvesting in our business to accelerate that growth,” concluded Mr. Sandelman.

Second Quarter and Recent Highlights:

•	Announced proposed acquisition of Cultivauna, LLC, the owner of Levia, a top selling brand of cannabis infused seltzers

•	Announced the proposed acquisition of Herbal Remedies, adding two dispensaries in Illinois; won additional retail license in Bloomington-Normal, Illinois with partner, Land of Lincoln
•	Announced the proposed acquisition of Tahoe Hydroponics Company, LLC (“Tahoe Hydro”), an award-winning cultivator and one of Nevada’s top producers of high-quality flower
•	Hired over 400 new employees across all levels, deepening our bench in marketing, technology and operational professionals focused on driving scalable processes across our regional footprint

•	Florida:
o	Continued improvement in cultivation, leading to a meaningful increase in yield and production, up 50% since closing the acquisition based on grams/sq. ft. harvested

o	Increased retail performance driven by improved quality and availability of a wider selection of strains, and updated product offerings, including the addition of Origyn Extracts and Big Pete’s Cookies brands; transaction count up 40% in July vs. January, average basket size up 38%, and new patients up 27%

o	Since closing on February 25, 2021, the Company has opened eight additional retail locations, bringing total store count to 39, the third largest retail footprint in Florida

o	An additional three stores are expected to open by the end of the third quarter and the Company has sited an additional eight new locations, bringing its year-end Florida dispensary target to 50

o	The Company has begun construction of 20 acres of hoop houses in Florida, expected to be completed this fall

•	Western Region:

o	Revenue at newly opened sixth dispensary in Nevada, the closest dispensary to the Las Vegas airport, has grown to just under $1 million/month after less than six months of operations
o	Completed 20,000 ft2 processing facility expansion outside of Las Vegas and began production in July of manufactured products such as edibles, concentrates and vapes
o	Chandler, AZ production facility came on-line in July, adding 10,000 sq. ft. of cultivation capacity and allowing for the first sale of Ayr products in the wholesale market
o	Arizona retail revenue up nearly 50% year-over-year (on a same store basis) following the approval of adult-use sales in the market
o	Construction of 80,000 sq. ft. Phoenix cultivation expected to be completed in Q4

•	Northeast:
o	Successful launch of Revel and Seven Hills flower in Pennsylvania, both of which sold out during the first week of wholesale product sales
o	Pennsylvania combined retail revenues reached over $1.5 million per month in July after being open for only an average of four months
o	Three additional Pennsylvania dispensaries are scheduled to open later this year, bringing the total to six
o	Acquisition of Garden State Dispensary in New Jersey on track to close in the coming weeks
o	Provisional licenses received for three Adult Use Dispensaries in Greater Boston
o	Selling to 112 of Massachusetts’s 148 adult-use dispensaries, and Ayr remains a leading wholesaler in the state
o	Construction underway on 100,000 ft2 new cultivation and production facility in Milford, MA that is expected to add 75,000 ft2 of new canopy to bring Ayr to the maximum capacity allowed under its Massachusetts license

•	Midwest:
o	Added eighth state, Illinois, to growing footprint with the proposed acquisition of Herbal Remedies Dispensaries and license win by affiliated company, Land of Lincoln, LLC
o	Began production of vape carts, concentrates, RSO, and tinctures as well as Highly Edible gummies at processing facility in Ohio

Second Quarter Financial Highlights ($ in millions, excl. margin items; in US GAAP)

	Q2 2020[1]	Q1 2021	Q2 2021	% Change Y/Y		% Change Q/Q
Revenue	$28.3	$58.4	$91.3	222%		56.1%
Adjusted Gross Profit	$18.1	$34.2	$53.1	194%		55.2%
Operating Income/(Loss)	$(5.4)	$(8.4)	$(24.9)	NM		NM
Adj. EBITDA	$8.4	$18.4	$27.4	225%		48.9%
AEBITDA Margin	29.7%	31.5%	30.0%	30	bps	-150	bps

1For comparison purposes, Q2 2020 has been restated to be consistent with US GAAP. Adjusted EBITDA and Adjusted Gross Profit are non-GAAP measures. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see reconciliation table appended to this release.

Outlook:

Based on the results to date, management is targeting 3Q21 revenue of approximately $100 million, which reflects growth of over 10% quarter-over-quarter and 211% year-over-year. Adjusted EBITDA on a US GAAP basis is expected to be in line with the second quarter, following accelerated investments in branding, new markets and growth projects.

The Company is increasing its target for 2022 revenue to $800 million, up from $725 million, and is reiterating guidance for 2022 Adjusted EBITDA of $300 million reflecting substantial investments in growth.

The Company’s expectations for 3Q21 and 2022 are based on US GAAP reporting and subject to the assumptions and risks detailed in the MD&A for the period ending June 30, 2021 as filed on SEDAR.

Ayr Wellness Footprint (Pro-forma)5

	MA	NJ	PA	OH	FL	AZ	NV		IL	TOTAL
Population	6.9 M	9.2 M	12.8 M	11.7 M	21.9 M	7.5	3.1 M		12.6 M	85.7 M
Adult Use or Medical	AU	AU	Med	Med	Med	AU	AU		AU	4 AU/ 3 Med
Est. 2021 Market Size[4]	$1.4 B	$1 B	$750 M	$500 M	$1.8 B	$1.6 B	$1 B		$1.3 B	$9.4 B
Dispensaries: Current → YE 2021	2 → 4[1]	3	3 → 6	-	39 → 50[2]	3	6		2	58 → 74
Key Retail Markets	Greater Boston	Central NJ	Pittsburgh Philadelphia	-	Miami Tampa Orlando	Phoenix	Las Vegas Reno		Quincy
Cultivation-Production: Current → YE 2022 Sq Ft	50 → 140K	30 → 105K	83 → TBD	9 → 67K	300 → 735K	10 → 90K	72	K	N/A	554 → 1,200K+
Employees[5]	245	110	200	10	450	160	545		50	~1,770
Planned 2021-2022 Cap Exp	$31 M	$14 M	$23 M	$37 M	$39 M	$5 M	<$1M		<$1M	$150 M

1Includes two co-located Adult Use/Medical dispensaries (Somerville and Watertown), one Adult Use-only dispensary in Boston and one Medical-only dispensary in Needham

239 currently open, three are currently under construction or pending OMMU approval

3Source: Arcview, MJBiz Daily, Company estimates

4BDSA estimate

5Including pending transactions in NJ, IL and NV

Notice of Change of Auditor

Following its conversion to U.S. GAAP as a U.S. filer last quarter, on August 16, 2021 the Company has released a ‘Notice of Change of Auditor’ from Canadian mid-cap specialist MNP LLP to the U.S. based firm Marcum LLP, and top U.S. audit firm with a substantial cannabis practice. The Company and MNP have no disagreements or unresolved issues resulting in this change.

Conference Call

Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake and CFO Brad Asher will host the conference call, followed by a question and answer period.

Conference Call Date: Wednesday, August 17, 2021

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MATTIO Investor Relations at IR@mattio.com.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available after 11:30 a.m. Eastern time on the same day through September 15, 2021.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 7438

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Consolidated Financial Statements for the quarter June 30, 2021 and 2020. Ayr files its financial statements on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjust Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months ended June 30, 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this subject to the assumptions and risks as described in our MD&A for
June 30, 2021.

Additional Information

For more information about the Company’s 2Q2021 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact :

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	As of
	June 30, 2021	December 31, 2020
ASSETS
Current
Cash	$123,835,778	$127,238,165
Accounts receivable	6,545,465	3,464,401
Due from related parties	176,858	135,000
Inventory	70,420,029	22,919,605
Prepaid expenses, deposits, and other current assets	26,194,444	5,270,381
	227,172,574	159,027,552
Non-current
Property, plant, and equipment	173,390,686	69,104,080
Intangible assets	736,447,835	252,357,677
Right-of-use assets - operating	62,246,968	22,546,256
Right-of-use assets - finance, net	4,714,108	877,310
Goodwill	208,654,940	57,963,360
Equity investments	531,316	503,509
Deposits and other assets	2,593,798	2,540,674
Total assets	1,415,752,225	564,920,418
LIABILITIES
Current
Trade payables	21,779,266	8,899,786
Accrued liabilities	15,443,126	8,706,813
Lease liabilities - operating - current portion	3,014,313	740,864
Lease liabilities - finance - current portion	887,414	125,440
Purchase consideration payable	661,383	9,053,057
Income tax payable	13,982,297	21,379,351
Debts payable - current portion	7,191,489	8,644,633
Accrued interest payable - current portion	1,200,779	-
	64,160,067	57,549,944
Non-current
Deferred tax liabilities	80,448,626	14,677,991
Lease liabilities - operating - non-current portion	61,566,462	23,474,726
Lease liabilities - finance - non-current portion	2,626,397	446,585
Contingent consideration	129,133,701	22,961,411
Debts payable - non-current portion	73,464,592	53,587,948
Senior secured notes - non-current portion	104,334,397	103,652,963
Accrued interest payable - non-current portion	2,813,108	3,301,155
Total liabilities	518,547,350	279,652,723
SHAREHOLDERS' EQUITY (DEFICIENCY)
Multiple Voting Shares: no par value, unlimited authorized. Issued and outstanding - 3,696,486 & 3,696,486 shares, respectively	-	-
Subordinate, Restricted, and Limited Voting Shares: no par value, unlimited authorized. Issued and outstanding – 49,110,237 & 28,873,641 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 6,013,294 & 2,127,543 shares, respectively	-	-
Additional paid-in capital	1,174,224,989	524,292,741
Treasury stock	(556,899)	(556,899)
Warrant reserve	5,880,211	6,515,753
Accumulated other comprehensive income	3,265,610	3,265,610
Deficit	(285,609,036)	(248,249,510)
Total shareholders' equity	897,204,875	285,267,695
Total liabilities and shareholders' equity	1,415,752,225	564,920,418

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues, net of discounts	$91,251,608	$28,310,633	$149,649,931	$61,863,313

Cost of goods sold excluding fair value items	42,342,374	11,171,189	70,482,988	28,038,945
Incremental costs to acquire cannabis inventory in a business combination	26,596,051	-	32,388,441	-
Cost of goods sold	68,938,425	11,171,189	102,871,429	28,038,945

Gross profit	22,313,183	17,139,444	46,778,502	33,824,368

Expenses
General and administrative	25,921,428	9,465,794	41,733,952	18,762,399
Sales and marketing	1,770,727	409,247	2,514,286	943,845
Depreciation	434,678	231,261	719,618	390,678
Amortization	10,630,723	2,998,666	15,262,665	5,997,334
Stock-based compensation	7,151,806	9,103,459	15,375,351	21,248,761
Acquisition expense	1,284,607	368,929	4,421,583	497,309
Total expenses	47,193,969	22,577,356	80,027,455	47,840,326

Loss from operations	(24,880,786)	(5,437,912)	(33,248,953)	(14,015,958)

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Months Ended June 30,
	2021	2020
Operating activities
Net loss	$(37,359,526)	$(24,273,981)
Adjustments for:
Net fair value loss on financial liabilities	(11,545,062)	944,298
Stock-based compensation	15,375,351	21,248,761
Depreciation	2,887,083	1,102,300
Amortization on intangible assets	19,176,580	6,757,334
Share of loss on equity investments	18,802	23,139
Gain on disposal of equity investments	(500,000)	-
Incremental costs to acquire cannabis inventory in a business combination	32,388,441	-
Deferred tax (benefit) expense	(6,192,033)	179,120
Amortization on financing costs	817,432	-
Interest accrued	559,675	698,204
Changes in non-cash operations, net of business acquisition:
Accounts receivable	(3,048,577)	686,203
Inventory	(21,617,774)	(3,003,987)
Prepaid expenses and other assets	(508,404)	(956,055)
Trade payables	3,260,181	3,265,691
Accrued liabilities	(1,880,372)	705,985
Lease liabilities - operating	712,985	(105,222)
Income tax payable	(14,960,929)	8,203,389
Cash (used in) provided by operating activities	(22,416,147)	15,475,179

Investing activities
Purchase of property, plant, and equipment	(31,598,650)	(5,601,523)
Loss on disposal of property, plant, and equipment	(57,523)	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	(17,776,909)	-
Cash paid for business combinations and asset acquisitions, working capital	(3,275,139)	-
Payments for interests in equity accounted investments	(46,610)	-
Cash received in disposal of equity investment	500,000	-
Advances to related corporation	(41,858)	(73,700)
Cash paid for bridge financing	(15,809,779)	-
Deposits for business combinations	(1,700,000)	-
Cash used in investing activities	(69,806,468)	(5,675,223)

Financing activities
Proceeds from exercise of Warrants	5,345,494	-
Proceeds from exercise of options	86,248	-
Proceeds from equity offering, net of expenses	118,052,400	-
Payments of financing costs	(135,998)	-
Tax withholding on stock-based compensation awards	(28,421,071)	-
Repayments of debts payable	(4,300,250)	(1,909,195)
Repayments of lease liabilities - finance (principal portion)	(1,806,595)	-
Repurchase of Subordinate Shares	-	(307,442)
Cash provided by (used in) financing activities	88,820,228	(2,216,637)

Net increase in cash	(3,402,387)	7,583,319
Effect of foreign currency translation	-	-
Cash, beginning of the period	127,238,165	8,403,196
Cash, end of the period	123,835,778	15,986,515

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Adjusted EBITDA Reconciliation

(Expressed in United States Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Loss from operations	(24,880,784)	(5,437,912)	(33,248,951)	(14,015,958)

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	26,596,051	-	32,388,441	-

Interest	212,666	123,590	456,951	240,236
Depreciation and amortization (from statement of cash flows)	14,587,557	4,049,386	22,063,663	7,859,634
Acquisition costs	1,284,607	368,929	4,421,583	497,309
Stock-based compensation expense, non-cash	7,151,806	9,103,459	15,375,351	21,248,761
Start-up costs[1]	1,350,226	-	2,973,185	-
Other non-operating[2]	1,121,999	239,352	1,407,954	420,464
	52,304,912	13,884,716	79,087,128	30,266,404

Adjusted EBITDA (non-GAAP)	27,424,128	8,446,804	45,838,177	16,250,446

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Gross Profit	22,313,182	17,139,444	46,778,502	33,824,368

Incremental costs to acquire cannabis inventory in business combination	26,596,051	-	32,388,441	-
Interest (within COGS)	212,666	123,590	456,951	240,236
Depreciation and amortization (within COGS)	3,565,334	819,459	6,081,380	1,471,622
Start-up costs (within COGS)	404,002	-	1,584,168	-
	30,778,053	943,049	40,510,940	1,711,858

Adjusted Gross Profit (non-GAAP)	53,091,235	18,082,493	87,289,442	35,536,226

[1] These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations
[2] Other non-operating adjustments made to exclude the impact of non-recurring items